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Davis Polk & Wardwell LLP	650 752 2000 tel
1600 El Camino Real	650 752 2111 fax
Menlo Park, CA 94025

May 10, 2013

VIA EDGAR AND FEDERAL EXPRESS

Re:	Ultra Clean Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-184941)
Filed April 2, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Amanda Ravitz, Assistant Director

CC:	Joseph McCann
Brian Soares

Dear Ms. Ravitz:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated April 25, 2013 (the “Comment Letter”) regarding the registration statement (the “Registration Statement”) and the above-referenced amendment to the registration statement on Form S-1/A (“Amendment No. 1”) of Ultra Clean Holdings, Inc. (the “Company”) filed April 2, 2013 and the prospectus contained therein. In conjunction with this letter the Company is filing via EDGAR for review by the Staff Amendment No. 2 (“Amendment No. 2”) to the Registration Statement. For your convenience we have enclosed a package which includes three copies of Amendment No. 2, all of which have been marked to show changes from Amendment No. 1. Terms used herein that are not defined herein have the meanings ascribed to them in Amendment No. 2.

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May 10, 2013

Set forth below are the Company’s responses to the Staff’s comments numbered 1 and 2, as set forth in the Comment Letter.

1.	We note your statement in the first paragraph on page 3 that the prospectus covers the resale of shares by AIT Holding, HLHZ AIT Holding, Houlihan Lokey and other entities as well as by the direct or indirect holders of any of AIT Holding’s membership interests. We also note that the table on page 4 indicates that only AIT Holding owns shares. Please revise the first and second paragraphs on page 3 and elsewhere, as applicable, to remove any implication that the current prospectus covers resales by anyone other than the person or persons who are identified in the table on page 4 as the present owners of the shares. Also, to the extent that you have a single selling stockholder, please revise all references to multiple “selling stockholder(s)” in the registration statement and in counsel’s opinion.

Response: In response to the Staff’s comment, the Company has revised the disclosure throughout Amendment No. 2 to clarify that the current prospectus only covers resales of the Resale Shares by AIT Holding, and that any sales by donees, pledgees, assignees, transferees, distributees, successors or others who later hold the Resale Shares via future transactions would require a post-effective amendment or prospectus supplement to the Registration Statement to update the selling stockholder information.

2.	Please provide additional analysis of the selling stockholder’s status as a statutory underwriter to address (1) that Houlihan Lokey is a signatory to the Lock-Up Agreement as a potential future holder of shares, and (2) whether the selling stockholder purchased with a view toward reselling. Also, please revise footnote 2 of the selling stockholder table to identify the natural person or persons who have voting or dispositive control of the shares.

Response: In response to part (1) of the Staff’s comment 2, the Company respectfully submits to the Staff that, as reflected in the introductory paragraph of the Lock-Up and Standstill Agreement (the “Lock-Up Agreement”), Houlihan Lokey, Inc. (“HL”) was made a signatory for purposes of Sections 7, 8 and 9 of the Lock-Up Agreement, subject to Section 6 of the Lock-Up Agreement. Section 7 and 8 of the Lock-Up Agreement relate to “standstill” provisions of the Lock-Up Agreement, and Section 9 relates to miscellaneous sections covering legal remedies and counterparts. In addition, while Section 6 of the Lock-Up Agreement refers to “HL Funds” (which includes HL and HLHZ) with respect to certain exceptions to the lock-up provisions of the Lock-Up Agreement, the Company has been informed by AIT Holding that HL is not a beneficial owner of any of the entities which indirectly hold AIT Holding’s shares, but that HLHZ is a beneficial owner of such entities. As such, the purpose of Section 6 was to provide an exception for transfers to HLHZ, not HL. In other words, the inclusion of HL in HL Funds for purposes of Section 6 of the Lock-Up Agreement was not indicative of any present intention to transfer Resale Shares to HL. For the foregoing reasons, the Company does not believe the inclusion of HL as a signatory of the Lock-Up Agreement indicates that AIT Holding or any of its affiliates should otherwise be considered a statutory underwriter with respect to the Resale Shares.

May 10, 2013

In response to part (2) of the Staff’s comment 2, the Company respectfully submits to the Staff that it does not believe that AIT Holding purchased with a view towards reselling. As previously indicated, AIT Holding represented to the Company in Section 5.02 of the Agreement and Plan of Merger that its intent was for investment for its own account, not as a nominee or agent, and not with the view to, or for resale in connection with, any distribution thereof, other than with respect to certain permitted distributions to its members. This investment intent is further evidenced by the fact that AIT Holding has held the shares for approximately ten months from the time it acquired the shares on July 3, 2012. The Company further notes that the shares became saleable under Rule 144 in January 2013 as a result of the lapse of the six-month holding period under Rule 144(d) and the six-month contractual restriction set forth in the Lock-Up Agreement, but that AIT Holding has continued to hold all shares acquired.

As discussed by a variety of authorities, the fact that a shareholder may subsequently publicly resell shares acquired from an issuer is not per se evidence that the shareholder is an underwriter if, at the point of acquisition, such shareholder had no “view” to make the subsequent sale. See, e.g., Loss, Seligman & Paredes, Fundamentals of Securities Regulation, Section 3.A.3 (“Underwriter”); Campbell, Resales of Securities Under the Securities Act of 1933, 52 Wash. & Lee L. Rev. 1333, 1344 (1995).

Further, we have been informed by AIT Holding that the nature and financial condition of AIT Holding and its members is such that they reasonably could (and have) borne the risks of the investment without the need to promptly resell the shares.

For the foregoing reasons, the Company does not believe that AIT Holding purchased the Resale Shares with a view towards reselling them.

Finally, the Company notes to the Staff that the Company has updated the footnotes to the selling stockholder table in Amendment No. 2 to identify the natural persons who have voting or dispositive control of the shares.

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May 10, 2013

We appreciate your assistance in this matter. Please do not hesitate to call me at 650-752-2004 with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Alan F. Denenberg
Alan F. Denenberg, Esq.

cc:	Casey Eichler, Chief Financial Officer of Ultra Clean Holdings, Inc.

Brett J. Souza, Esq., Bryan Cave LLP

R. Randall Wang, Esq., Bryan Cave LLP

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